UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 333-293048

Nicola Mining Inc.

(Translation of registrant’s name into English)

Suite 1212 – 1030 West Georgia Street, Vancouver, British Columbia V6E 2Y3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☐ Form 40-F  ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 and 99.2 contained in this Form 6-K are hereby incorporated by reference into the registrant’s registration statement on Form F-10 (File No. 333-293048), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by the registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SUBMITTED HEREWITH

EXHIBIT

99.1	Consent of James N Gray

99.2	Consent of Kevin Wells

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nicola Mining Inc.

/s/ “Sam Wong”
Sam Wong, Chief Financial Officer
Date: April 10, 2026